

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Kevin Wirges
Chief Financial Officer and Treasurer
CareMax, Inc.
1000 NW 57th Court, Suite 400
Miami, Florida 33126

> **Re: CareMax, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-K/A for the Year Ended December 31, 2021**
> **Correspondence Letter dated May 15, 2023**
> **File No. 1-39391**

Dear Kevin Wirges:

We have reviewed your May 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69

1. We note your response to comment 1. In regard to compensation expenses of $4,425,000, which are being adjusted for in your determination of Adjusted EBITDA, please address the following:
   - Please quantify the amounts associated with stay-on bonuses, severance, and duplicate employees separately;
   - Discuss how you determined that the expenses excluded are incremental costs and not normal, recurring cash operating expenses necessary to operate your business;
   - With specific reference to each compensation category (e.g. stay-on bonuses, severance and duplicate employees costs), please more fully explain how the removal

of these costs are consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022. In this regard, we note that these costs appear related to revenue generation;

- With regards to stay-on bonuses, please tell us the typical length of time the bonuses commit the employees to stay with the company; and
- Specifically tell us the periods over which these types of compensation costs are expected to be incurred. For any costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

2.   We note your response to comment 3. Please clarify your disclosures in a similar manner to your response.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services